Exhibit 3.20

INTERIM REPORT

12-week period ended March 17, 2018

2nd Quarter 2018

HIGHLIGHTS

2018 SECOND QUARTER

⬛	Sales of $2,899.0 million, down 0.1%

⬛	Same-store sales up 1.0% taking into account the Christmas week shift

⬛	Net earnings of $106.9 million, down 19.3%

⬛	Adjusted net earnings(1) of $108.1 million, down 5.1%

⬛	Fully diluted net earnings per share of $0.47, down 16.1%, and down 2.1% on an adjusted(1) basis

⬛	Declared dividend of $0.18, up 10.8%

2018 FIRST SEMESTER

⬛	Sales of $6,010.8 million, up 2.3%

⬛	Same-store sales up 1.1%

⬛	Net earnings of $1,406.0 million

⬛	Adjusted net earnings(1) of $261.5 million, up 3.8%

⬛	Fully diluted net earnings per share of $6.14

⬛	Adjusted fully diluted net earnings per share(1) of $1.14, up 7.5%

REPORT TO SHAREHOLDERS

Dear Shareholders,

I am pleased to present our interim report for the second quarter of fiscal 2018 ended March 17, 2018.

Sales in the second quarter of 2018 reached $2,899.0 million, down 0.1% compared to $2,902.4 million in the second quarter of 2017. The small decrease in sales is due to the timing shift of the week before Christmas which fell in the first quarter this year, whereas it fell in the second quarter last year. Same-store sales for the second quarter were down 1.2% but would have been up 1.0% excluding the shift (increase of 0.3% in the same quarter last year). Our food basket experienced an inflation of about 0.8%, echoing the trend started in the fourth quarter of 2017. Sales in the first 24 weeks of fiscal 2018 totalled $6,010.8 million versus $5,873.7 million for the corresponding period of fiscal 2017, an increase of 2.3%. Same-store sales increased by 1.1%.

Second quarter net earnings were $106.9 million in 2018 versus $132.4 million in 2017, and fully diluted net earnings per share were $0.47 in 2018 versus $0.56 in 2017, down 19.3% and 16.1%, respectively. Excluding after-tax business acquisition-related costs and interest expenses of $1.2 million for the second quarter of 2018 and the $18.5 million after-tax share of an associate’s earnings (Alimentation Couche-Tard) for the second quarter of 2017, adjusted net earnings(1) for the second quarter of 2018 totalled $108.1 million compared with $113.9 million for the corresponding quarter of 2017, and adjusted fully diluted net earnings per share(1) amounted to $0.47 versus $0.48, down 5.1% and 2.1%, respectively. For the first 24 weeks of 2018, adjusted net earnings(1) totalled $261.5 million compared with $252.0 million for the corresponding quarter of 2017, and adjusted fully diluted net earnings per share(1) amounted to $1.14 versus $1.06, up 3.8% and 7.5%, respectively.

On April 23, 2018, the Board of Directors declared a quarterly dividend of $0.18 per share, an increase of 10.8% over the dividend declared for the same quarter last year.

Against a challenging backdrop marked by intense competition, same-store sales continued to increase in the second quarter, while our results were impacted by the shift of the Christmas week to the first quarter. We are confident in our ability to deliver long-term growth although changes in employment laws will put pressure on our operating costs.

Finally, we are pleased to announce that we received the authorization of the Competition Bureau and expect(3) to close the acquisition of the Jean Coutu Group on May 11, thereby opening an exciting new chapter in the history of METRO.

Eric R. La Flèche

President and Chief Executive Officer

April 24, 2018

(1) See table on “Net earnings adjustments” and section on “Non-IFRS Measurements”

(2) See table on “Operating income before depreciation and amortization and associate’s earnings adjustments” and section on “Non-IFRS Measurements”

(3) See section on “Forward-looking Information”

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) sets out the financial position and consolidated results of METRO INC. on March 17, 2018 and for the 12 and 24-week periods then ended. It should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes in this interim report.

The unaudited interim condensed consolidated financial statements for the 12 and 24-week periods ended March 17, 2018 have been prepared by management in accordance with IAS 34 “Interim Financial Reporting”. They should be read in conjunction with the audited annual consolidated financial statements and accompanying notes and the MD&A presented in the Corporation’s 2017 Annual Report. Unless otherwise stated, the interim report is based upon information as at April 13, 2018, except for the Competition Bureau authorization received on April 23, 2018 to proceed with the acquisition of the Jean Coutu Group.

Additional information, including the Certification of Interim Filings letters for quarter ended March 17, 2018 signed by the President and Chief Executive Officer and the Executive Vice-President, Chief Financial Officer and Treasurer, is also available on the SEDAR website at: www.sedar.com.

OPERATING RESULTS

SALES

Sales in the second quarter of 2018 reached $2,899.0 million, down 0.1% compared to $2,902.4 million in the second quarter of 2017. The small decrease in sales is due to the timing shift of the week before Christmas which fell in the first quarter this year, whereas it fell in the second quarter last year. Same-store sales for the second quarter were down 1.2% but would have been up 1.0% excluding the shift (increase of 0.3% in the same quarter last year). Our food basket experienced an inflation of about 0.8%, echoing the trend started in the fourth quarter of 2017.

Sales in the first 24 weeks of fiscal 2018 totalled $6,010.8 million versus $5,873.7 million for the corresponding period of fiscal 2017, an increase of 2.3%. Same-store sales increased by 1.1%.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND ASSOCIATE’S EARNINGS

This earnings measurement excludes financial costs, taxes, depreciation and amortization, the share of earnings and gain on disposal of our investment in an associate (Alimentation Couche-Tard “ACT”) and the fair value revaluation gain on our residual investment in ACT.

Operating income before depreciation and amortization and associate’s earnings for the second quarter of 2018 totalled $206.5 million or 7.1% of sales versus $212.0 million or 7.3% of sales for the same quarter last year, down 2.6%. In the second quarter of 2018, $1.6 million in expenses were recognized in connection with the proposed acquisition of The Jean Coutu Group (PJC) Inc. (“PJC”). Excluding this item, adjusted operating income before depreciation and amortization and associate’s earnings(2) totalled $208.1 million or 7.2% of sales, down 1.8% from 2017.

For the first 24 weeks of 2018, operating income before depreciation and amortization and associate’s earnings totalled $424.3 million or 7.1% of sales versus $428.8 million or 7.3% of sales for the same period last year, down 1.0%. During this period of 2018, we recorded a provision of $11.4 million for the Ontario distribution network modernization project and recognized expenses of $3.6 million in connection with the proposed acquisition of PJC. Excluding these items, the adjusted operating income before depreciation and amortization and associate’s earnings(2) totalled $439.3 million or 7.3% of sales, up 2.4% from 2017.

(1) See table on “Net earnings adjustments” and section on “Non-IFRS Measurements”

(2) See table on “Operating income before depreciation and amortization and associate’s earnings adjustments” and section on “Non-IFRS Measurements”

(3) See section on “Forward-looking Information”

Operating income before depreciation and amortization and associate’s earnings adjustments (OI)(2)

		12 weeks / Fiscal Year
	2018			2017
(Millions of dollars, unless otherwise indicated)	OI	Sales	(%)	OI	Sales	(%)
Operating income before depreciation and amortization and associate’s earnings	206.5	2,899.0	7.1	212.0	2,902.4	7.3
Proposed business acquisition-related expenses	1.6			—
Adjusted operating income before depreciation and amortization and associate’s earnings(2)	208.1	2,899.0	7.2	212.0	2,902.4	7.3

		24 weeks / Fiscal Year
	2018			2017
(Millions of dollars, unless otherwise indicated)	OI	Sales	(%)	OI	Sales	(%)
Operating income before depreciation and amortization and associate’s earnings	424.3	6,010.8	7.1	428.8	5,873.7	7.3
Distribution network modernization project expenses	11.4			—
Proposed business acquisition-related expenses	3.6			—
Adjusted operating income before depreciation and amortization and associate’s earnings(2)	439.3	6,010.8	7.3	428.8	5,873.7	7.3

Gross margin on sales for the second quarter and the first 24 weeks of 2018 were 20.2% and 19.8% respectively versus 20.1% and 19.9% for the corresponding periods of 2017.

Operating expenses as a percentage of sales for the second quarter were 13.1% versus 12.8% for the corresponding quarter of 2017. Excluding the $1.6 million in proposed business acquisition-related expenses recorded in the second quarter of 2018, operating expenses as a percentage of sales stood at 13.0%.

Operating expenses as a percentage of sales for the first 24 weeks of 2018 were 12.8% versus 12.6% for the corresponding period of 2017. Excluding the distribution network modernization project expenses of $11.4 million and the $3.6 million in proposed business acquisition-related expenses recorded in 2018, operating expenses as a percentage of sales stood at 12.5%.

DEPRECIATION AND AMORTIZATION AND NET FINANCIAL COSTS

Total depreciation and amortization expense for the second quarter and the first 24 weeks of 2018 were $47.2 million and $94.1 million respectively versus $44.7 million and $87.9 million for the corresponding periods of 2017.

Net financial costs for the second quarter of 2018 totalled $14.2 million compared to $15.5 million for the same quarter last year. In the second quarter of 2018, we registered $9.7 million in interest income on the short-term investments and security deposits resulting from the proceeds of the sale of the majority of our investment in ACT and the issuance of Series F, G and H notes to fund a portion of the PJC acquisition and recorded $9.8 million in interest on those notes.

Net financial costs for the first 24 weeks of 2018 totalled $26.5 million compared to $30.1 million for the same period last year. Certain items are specific to 2018. We registered $15.0 million in interest income on the short-term investments and security deposits resulting from the proceeds of the sale of the majority of our investment in ACT and the issuance of Series F, G and H notes to fund a portion of the PJC acquisition and recorded $12.0 million in interest on those notes. Furthermore, we paid $1.8 million in financial costs on the balance payable in connection with the settlement of the buyout of minority interests in Adonis and Phoenicia.

(1) See table on “Net earnings adjustments” and section on “Non-IFRS Measurements”

(2) See table on “Operating income before depreciation and amortization and associate’s earnings adjustments” and section on “Non-IFRS Measurements”

(3) See section on “Forward-looking Information”

SHARE OF EARNINGS, GAIN ON DISPOSAL OF AN INVESTMENT IN AN ASSOCIATE AND FAIR VALUE REVALUATION OF AN INVESTMENT

During the first quarter of 2018, to fund a portion of the PJC acquisition, we disposed of most of our investment in ACT, for net proceeds of $1,534.0 million and a gain of $1,107.4 million. As a result of this disposal, the Corporation no longer has significant influence over ACT. Our residual investment is now considered to be an available-for-sale financial asset, reported as an investment at fair value. As a result, the investment was re-evaluated at fair value on October 13, 2017, and the Corporation recorded a $225.6 million fair value revaluation gain in net earnings. Subsequent fair value revaluations of this investment was recognized in accumulated other comprehensive income.

No share of an associate’s earnings was recorded in the second quarter of fiscal 2018 in comparison with a $21.4 million recorded in the corresponding quarter of fiscal 2017.

For the first 24 weeks of 2018, our share of an associate’s earnings (ACT) was $30.8 million versus $45.3 million for the corresponding period last year.

INCOME TAXES

The 2018 second quarter income tax expense of $38.2 million represented an effective tax rate of 26.3% compared with the 2017 second quarter tax expense of $40.8 million for an effective tax rate of 23.6%.

The 24-week period income tax expense of $261.5 million for 2018 and $85.6 million for 2017 represented effective tax rate of 15.7% and 24.0% respectively.The significant decline in the effective tax rate resulted from the gain on disposal of the majority of our investment in ACT and the fair value revaluation of our residual investment.

NET EARNINGS AND ADJUSTED NET EARNINGS(1)

Net earnings for the second quarter of 2018 were $106.9 million, a decrease of 19.3% from $132.4 million for the second quarter of 2017. Fully diluted net earnings per share decreased by 16.1% to $0.47 from $0.56 last year. Excluding the specific items shown in the table below, adjusted net earnings(1) for the second quarter of 2018 totalled $108.1 million compared with $113.9 million for the corresponding quarter of 2017, and adjusted fully diluted net earnings per share(1) amounted to $0.47 versus $0.48, down 5.1% and 2.1%, respectively.

Net earnings for the first 24 weeks of 2018 were $1,406.0 million, an increase of 419.8% from $270.5 million for the first 24 weeks of 2017. Fully diluted net earnings per share rose 438.6% to $6.14 from $1.14 last year. Excluding the specific items shown in the table below, adjusted net earnings(1) for the first 24 weeks of 2018 totalled $261.5 million compared with $252.0 million for the corresponding period of 2017, and adjusted fully diluted net earnings per share(1) amounted to $1.14 versus $1.06, up 3.8% and 7.5%, respectively.

Net earnings adjustments(1)

	12 weeks / Fiscal Year
	2018		2017		Change (%)
	(Millions of dollars)	Fully diluted EPS (Dollars)	(Millions of dollars)	Fully diluted EPS (Dollars)	Net earnings	Fully diluted EPS
Net earnings	106.9	0.47	132.4	0.56	(19.3)	(16.1)
Proposed business acquisition-related expenses after taxes	1.1		—
Share of an associate’s earnings after taxes	—		(18.5)
Income on proposed business acquisition-related short-term investments and security deposits after taxes	(7.1)		—
Interest on notes issued in connection with a proposed business acquisition after taxes	7.2		—
Adjusted net earnings(1)	108.1	0.47	113.9	0.48	(5.1)	(2.1)

(1) See table on “Net earnings adjustments” and section on “Non-IFRS Measurements”

(2) See table on “Operating income before depreciation and amortization and associate’s earnings adjustments” and section on “Non-IFRS Measurements”

(3) See section on “Forward-looking Information”

	24 weeks / Fiscal Year
	2018		2017		Change (%)
	(Millions of dollars)	Fully diluted EPS (Dollars)	(Millions of dollars)	Fully diluted EPS (Dollars)	Net earnings	Fully diluted EPS
Net earnings	1,406.0	6.14	270.5	1.14	419.8	438.6
Distribution network modernization project expenses after taxes	8.4		—
Proposed business acquisition-related expenses after taxes	2.6		—
Share of an associate’s earnings after taxes	—		(18.5)
Gain on the disposal of the majority of the investment in an associate after taxes	(958.9)		—
Fair value revaluation gain on an investment after taxes	(195.7)		—
Income on proposed business acquisition-related short-term investments and security deposits after taxes	(11.0)		—
Interest on notes issued in connection with a proposed business acquisition after taxes	8.8		—
Financial costs on the balance payable for the buyout of minority interests after taxes	1.3		—
Adjusted net earnings(1)	261.5	1.14	252.0	1.06	3.8	7.5

(1) See table on “Net earnings adjustments” and section on “Non-IFRS Measurements”

(2) See table on “Operating income before depreciation and amortization and associate’s earnings adjustments” and section on “Non-IFRS Measurements”

(3) See section on “Forward-looking Information”

QUARTERLY HIGHLIGHTS

(Millions of dollars, unless otherwise indicated)	2018	2017	2016	Change (%)
Sales
Q2(4)	2,899.0	2,902.4		(0.1)
Q1(4)	3,111.8	2,971.3		4.7
Q4(5)		3,228.4	2,928.9	10.2
Q3(6)		4,073.2	4,015.4	1.4
Net earnings
Q2(4)	106.9	132.4		(19.3)
Q1(4)	1,299.1	138.1		840.7
Q4(5)		154.9	145.0	6.8
Q3(6)		183.0	176.5	3.7
Adjusted net earnings(1)
Q2(4)	108.1	113.9		(5.1)
Q1(4)	153.4	138.1		11.1
Q4(5)		154.9	145.0	6.8
Q3(6)		183.0	176.5	3.7
Fully diluted net earnings per share (Dollars)
Q2(4)	0.47	0.56		(16.1)
Q1(4)	5.67	0.58		877.6
Q4(5)		0.66	0.60	10.0
Q3(6)		0.78	0.72	8.3
Adjusted fully diluted net earnings per share(1) (Dollars)
Q2(4)	0.47	0.48		(2.1)
Q1(4)	0.67	0.58		15.5
Q4(5)		0.66	0.60	10.0
Q3(6)		0.78	0.72	8.3

(4) 12 weeks

(5) 2017 - 13 weeks, 2016 - 12 weeks

(6) 16 weeks

Sales in the second quarter of 2018 reached $2,899.0 million, down 0.1% compared to $2,902.4 million in the second quarter of 2017. The small decrease in sales is due to the timing shift of the week before Christmas which fell in the first quarter this year, whereas it fell in the second quarter last year. Same-store sales for the second quarter were down 1.2% but would have been up 1.0% excluding the shift (increase of 0.3% in the same quarter last year). Our food basket experienced an inflation of about 0.8%, echoing the trend started in the fourth quarter of 2017.

Sales in the first quarter of 2018 reached $3,111.8 million, up 4.7% compared to $2,971.3 million in the first quarter of 2017. Same-store sales increased by 3.4% compared to an increase of 0.7% in the same quarter last year. Our food basket experienced a slight inflation of about 0.5%, echoing the trend started in the fourth quarter of 2017. The increase in sales was also driven in part by the shift of the week before Christmas which fell in the first quarter of 2018 while last year, it was included in the second quarter. We estimate that same-store sales would have been 1.2% had it not been for the Christmas week shift.

Sales in the fourth quarter of 2017 reached $3,228.4 million, up 10.2% compared to $2,928.9 million in the fourth quarter of 2016. Excluding the extra 13th week in 2017, fourth quarter sales were up 1.4%. Same-store sales increased by 0.4% compared to an increase of 2.8% in the fourth quarter of 2016. Our food basket experienced a slight inflation of about 0.3%, compared to deflation in the three previous quarters.

(1) See table on “Net earnings adjustments” and section on “Non-IFRS Measurements”

(2) See table on “Operating income before depreciation and amortization and associate’s earnings adjustments” and section on “Non-IFRS Measurements”

(3) See section on “Forward-looking Information”

Sales in the third quarter of 2017 reached $4,073.2 million, up 1.4% compared to $4,015.4 million in the third quarter of 2016. Same-store sales decreased slightly by 0.2% compared to an increase of 3.9% in the same quarter of 2016. Our food basket continued to experience a deflation of approximately 1% (inflation of 1.5% in 2016) which largely explains our lower sales growth.

Net earnings for the second quarter of 2018 were $106.9 million, a decrease of 19.3% from $132.4 million for the second quarter of 2017. Fully diluted net earnings per share decreased by 16.1% to $0.47 from $0.56 last year. Excluding the 2018 second quarter proposed PJC acquisition-related expenses of $1.6 million, interest income of $9.7 million on short-term investments and security deposits related to the proposed business acquisition, and interest expense of $9.8 million on notes issued to complete the acquisition, and the 2017 second quarter $21.4 million share of an associate’s earnings and income tax on those items, adjusted net earnings(1) for the second quarter of 2018 totalled $108.1 million compared with $113.9 million in net earnings for the corresponding quarter of 2017, and adjusted fully diluted net earnings per share(1) amounted to $0.47 versus $0.48, down 5.1% and 2.1%, respectively.

Net earnings for the first quarter of 2018 were $1,299.1 million, an increase of 840.7% from $138.1 million for the first quarter of 2017. Fully diluted net earnings per share rose 877.6% to $5.67 from $0.58 last year. Excluding from 2018 first quarter results $11.4 million in distribution network modernization project expenses, $2.0 million in proposed acquisition-related expenses for PJC, the $1,107.4 million gain on disposal of the majority of our investment in ACT, the $225.6 million fair value revaluation gain on our residual investment in ACT, $5.3 million in interest income on the short-term investments and security deposits related to the proposed business acquisition, $2.2 million in interest expense on the notes issued to complete the acquisition, financial costs of $1.8 million related to the buyout of minority interests in Adonis and Phoenicia and income taxes on those items, adjusted net earnings(1) for the first quarter of 2018 totalled $153.4 million compared with $138.1 million in net earnings for the corresponding quarter of 2017, and adjusted fully diluted net earnings per share(1) amounted to $0.67 versus $0.58, up 11.1% and 15.5%, respectively.

Net earnings for the fourth quarter of 2017 were $154.9 million, an increase of 6.8% from $145.0 million for the fourth quarter of 2016. Fully diluted net earnings per share rose 10.0% to $0.66 from $0.60 in 2016. Excluding the 13th week results and $2.5 million before taxes for professional fees related to PJC acquisition and the modernization project of our distribution network in Ontario, net earnings would have been similar to the previous year and fully diluted net earnings per share, up 1.7%.

Net earnings for the third quarter of 2017 were $183.0 million, an increase of 3.7% from $176.5 million for the third quarter of 2016. Fully diluted net earnings per share rose 8.3% to $0.78 from $0.72 in 2016.

	2018		2017				2016
Millions of dollars)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net earnings	106.9	1,299.1	154.9	183.0	132.4	138.1	145.0	176.5
Distribution network modernization project expenses after taxes	—	8.4	—	—	—	—	—	—
Proposed business acquisition-related expenses after taxes	1.1	1.5	—	—	—	—	—	—
Share of an associate’s earnings after taxes	—	—	—	—	(18.5)	—	—	—
Gain on the disposal of the majority of the investment in an associate after taxes	—	(958.9)	—	—	—	—	—	—
Fair value revaluation gain on an investment after taxes	—	(195.7)	—	—	—	—	—	—
Income on proposed business acquisition-related short-term investments and security deposits after taxes	(7.1)	(3.9)	—	—	—	—	—	—
Interest on notes issued in connection with a proposed business acquisition after taxes	7.2	1.6	—	—	—	—	—	—
Financial costs on the balance payable for the buyout of minority interests after taxes	—	1.3	—	—	—	—	—	—
Adjusted net earnings(1)	108.1	153.4	154.9	183.0	113.9	138.1	145.0	176.5

(1) See table on “Net earnings adjustments” and section on “Non-IFRS Measurements”

(2) See table on “Operating income before depreciation and amortization and associate’s earnings adjustments” and section on “Non-IFRS Measurements”

(3) See section on “Forward-looking Information”

	2018		2017				2016
(Dollars)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fully diluted net earnings per share	0.47	5.67	0.66	0.78	0.56	0.58	0.60	0.72
Adjustments impact	—	(5.00)	—	—	(0.08)	—	—	—
Adjusted fully diluted net earnings per share(1)	0.47	0.67	0.66	0.78	0.48	0.58	0.60	0.72

CASH POSITION

OPERATING ACTIVITIES

Operating activities generated cash flows of $172.3 million in the second quarter and $214.7 million for the the first 24 weeks of fiscal 2018 compared to $189.3 million and $244.8 million for the corresponding periods of 2017. These differences are due mainly to the net change in non-cash working capital items.

INVESTING ACTIVITIES

In the second quarter of 2018, investment activities required outflows of $46.6 million compared to $59.9 million in the corresponding quarter of 2017. The $14.1 million decrease in fixed and intangible asset acquisitions accounts for most of the difference.

In the first 24 weeks of 2018, investing activities generated cash inflows of $37.5 million whereas they required the use of $140.8 million in the corresponding period of 2017. This difference resulted primarily from $1,534.0 million in net proceeds from the disposal of the majority of our investment in ACT, less $1,198.5 million in security deposits from the issuance of Series F, G and H notes and the $221.2 million settlement for the buyout of the minority interests in Adonis and Phoenicia. The remainder of the difference stemmed from the fact that additions to fixed and intangible assets were $43.0 million lower in 2018 than in 2017 and from $26.1 million in proceeds from asset disposals in 2018.

During the first 24 weeks of 2018, we and our retailers opened 4 new stores, carried out major expansions and renovations of 9 stores and closed 3 stores for a net increase of 30,700 square feet or 0.1% of our retail network.

FINANCING ACTIVITIES

In the second quarter of 2018, financing activities required outflows of $116.6 million compared with $81.4 million for the corresponding quarter of 2017. This difference is largely attributable to a $69.0 million net debt reduction in 2018 as opposed to a net debt increase of $85.7 million in 2017. Also, in 2017 share redemption represented $135.4 million in 2017, while there was no share redemption in 2018.

Over the first 24 weeks of 2018, financing activities generated cash inflows of $1,251.6 million whereas they required the use of $76.9 million in the corresponding period of 2017. This difference resulted primarily from a $1,335.0 million net increase in debt in 2018 owing to the issuance of the Series F, G and H notes versus $267.0 million in 2017 due to the issuance of the Series E notes. In addition, in 2017, share redemptions required cash outflows of $278.3 million, whereas there were no share redemptions in 2018.

(1) See table on “Net earnings adjustments” and section on “Non-IFRS Measurements”

(2) See table on “Operating income before depreciation and amortization and associate’s earnings adjustments” and section on “Non-IFRS Measurements”

(3) See section on “Forward-looking Information”

FINANCIAL POSITION

We do not anticipate(3) any liquidity risk and consider our financial position at the end of the second quarter of 2018 as very solid. We had an unused authorized revolving credit facility of $444.3 million. Our non-current debt corresponded to 39.5% of the combined total of non-current debt and equity (non-current debt/total capital). This ratio doesn’t take into account the net proceeds on disposal of the majority of our investment in ACT of $1,534.0 million in cash and cash equivalents and the security deposits of $1,198.5 million.

On December 4, 2017, the Corporation issued a private placement of a $300.0 million aggregate principal amount of Series F unsecured senior notes, bearing interest at a fixed nominal rate of 2.68% and maturing in 2022; a $450.0 million aggregate principal amount of Series G unsecured senior notes, bearing interest at a fixed nominal rate of 3.39% and maturing in 2027; and a $450.0 million aggregate principal amount of Series H unsecured senior notes, bearing interest at a fixed nominal rate of 4.27% and maturing in 2047. The proceeds of these issues were placed in escrow and will be released once the conditions for completion of the business combination agreement for the PJC acquisition have been satisfied.

At the end of the second quarter of fiscal 2018, the main elements of our non-current debt were as follows:

	Interest Rate	Maturity	Balance (Millions of dollars)
Revolving Credit Facility	Rates fluctuate with changes in bankers’ acceptance rates	November 3, 2022	155.7
Series E Notes	Rates fluctuate with changes in bankers’ acceptance rates	February 27, 2020	400.0
Series C Notes	3.20% fixed rate	December 1, 2021	300.0
Series F Notes	2.68% fixed rate	December 5, 2022	300.0
Series G Notes	3.39% fixed rate	December 6, 2027	450.0
Series B Notes	5.97% fixed rate	October 15, 2035	400.0
Series D Notes	5.03% fixed rate	December 1, 2044	300.0
Series H Notes	4.27% fixed rate	December 4, 2047	450.0

The Corporation also has access to a $500.0 million term credit facility consisting of a 1-year $100.0 million Tranche A, a 2-year $200.0 million Tranche B and a 3-year $200.0 million Tranche C, and a 1-month $250.0 million bridge term facility. These funds will be drawn down upon completion of the business combination agreement for the PJC acquisition.

Our main financial ratios were as follows:

	As at March 17, 2018	As at September 30, 2017
Financial structure
Non-current debt (Millions of dollars)	2,792.0	1,441.6
Equity (Millions of dollars)	4,270.6	2,923.9
Non-current debt/total capital (%)	39.5	33.0

	24 weeks / Fiscal Year
	2018	2017
Results
Operating income before depreciation and amortization and associate’s earnings/Financial costs (Times)	16.0	14.2

(1) See table on “Net earnings adjustments” and section on “Non-IFRS Measurements”

(2) See table on “Operating income before depreciation and amortization and associate’s earnings adjustments” and section on “Non-IFRS Measurements”

(3) See section on “Forward-looking Information”

CAPITAL STOCK, STOCK OPTIONS AND PERFORMANCE SHARE UNITS

	As at March 17, 2018	As at September 30, 2017
Number of Common Shares outstanding (Thousands)	227,414	227,140
Stock options:
Number outstanding (Thousands)	3,272	3,180
Exercise prices (Dollars)	15.09 to 44.73	15.09 to 44.73
Weighted average exercise price (Dollars)	29.64	26.94
Performance share units:
Number outstanding (Thousands)	584	547

BUSINESS ACQUISITION AND SUBSEQUENT EVENT

On October 2, 2017, the Corporation and The Jean Coutu Group (PJC) Inc. announced that they had entered into a definitive combination agreement pursuant to which the Corporation will acquire all of the outstanding PJC Class A subordinate voting shares and all of the outstanding PJC Class B shares for $24.50 per PJC share, representing a total consideration of approximately $4,500.0 million, based on METRO’s closing common share price on that date, subject to the completion of customary closing conditions, including regulatory and PJC shareholder approvals. Under the terms of the acquisition, the PJC shareholders will receive an aggregate consideration which will consist of 75% of the purchase price in cash and 28 million common shares of the Corporation representing approximately 25% of the total consideration. The PJC shareholders approved the acquisition on November 29, 2017 and subsequently, the Competition Bureau granted its authorization on April 23, 2018 to proceed with the acquisition of the Jean Coutu Group.

To fund the cash component of the purchase price, the Corporation disposed of the majority of its investment in ACT for proceeds net of fees and commissions amounting to $1,534.0 million. The Corporation also issued a private placement of unsecured senior notes of a $1,200.0 million aggregate principal amount with maturities ranging from 5 to 30 years. It also has access to a term credit facility totalling $500.0 million comprising three tranches with maturities of 1 to 3 years and a one-month $250.0 million bridge loan.

BUYOUT OF NON-CONTROLLING INTERESTS

In accordance with the shareholder agreement, the Corporation acquired the minority interests in Adonis and Phoenicia during the first quarter of the year for a cash consideration of $221.2 million. Additionally, financial costs of $1.8 million, calculated on the balance payable as at September 30, 2017 until payment in December 2017, were recognized in net earnings.

DIVIDENDS

On April 23, 2018, the Corporation’s Board of Directors declared a quarterly dividend of $0.18 per Common Share payable on May 25, 2018 to shareholders of record on May 3, 2018, an increase of 10.8% over the dividend declared for the same quarter last year. On an annualized basis, this dividend represents approximately 27% of 2017 net earnings.

SHARE TRADING

The value of METRO shares remained in the $38.32 to $43.33 range over the first 24 weeks of fiscal 2018. During this period, a total of 58.7 million shares were traded on the Toronto Stock Exchange. The closing price on April 13, 2018 was $41.51 compared with $42.91 at the end of fiscal 2017.

CONTINGENCY

In October 2017, the Canadian Competition Bureau began an investigation into the supply and sale of commercial bread which involves certain Canadian suppliers and retailers, including the Corporation. The Corporation continues to fully cooperate with the Competition Bureau. Class actions lawsuits have also been filed against the Corporation, suppliers and other retailers. Based on the information available to date, the Corporation does not believe that it or any of its employees have violated the Competition Act. At this stage, the Corporation does not believe that these matters will have a material adverse effect on the Corporation’s business, results of operations or financial condition.

(1) See table on “Net earnings adjustments” and section on “Non-IFRS Measurements”

(2) See table on “Operating income before depreciation and amortization and associate’s earnings adjustments” and section on “Non-IFRS Measurements”

(3) See section on “Forward-looking Information”

FORWARD-LOOKING INFORMATION

We have used, throughout this report, different statements that could, within the context of regulations issued by the Canadian Securities Administrators, be construed as being forward-looking information. In general, any statement contained herein that does not constitute a historical fact may be deemed a forward-looking statement. Expressions such as “plan”, “expect” and other similar expressions are generally indicative of forward-looking statements. The forward-looking statements contained herein are based upon certain assumptions regarding the Canadian food industry, the general economy, our annual budget, as well as our 2018 action plan.

These forward-looking statements do not provide any guarantees as to the future performance of the Corporation and are subject to potential risks, known and unknown, as well as uncertainties that could cause the outcome to differ significantly. The arrival of a new competitor is an example described under the “Risk Management” section of the 2017 Annual Report which could have an impact on these statements. We believe these statements to be reasonable and pertinent as at the date of publication of this report and represent our expectations. The Corporation does not intend to update any forward-looking statement contained herein, except as required by applicable law.

NON-IFRS MEASUREMENTS

In addition to the International Financial Reporting Standards (IFRS) earnings measurements provided, we have included certain non-IFRS earnings measurements. These measurements are presented for information purposes only. They do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measurements presented by other public companies.

ADJUSTED OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND ASSOCIATE’S EARNINGS, ADJUSTED NET EARNINGS AND ADJUSTED FULLY DILUTED NET EARNINGS PER SHARE

Adjusted operating income before depreciation and amortization and associate’s earnings, adjusted net earnings and adjusted fully diluted net earnings per share are earnings measurements that exclude some items that must be recognized under IFRS. They are non-IFRS measurements. We believe that presenting earnings without these items, that are not necessarily reflective of the Corporation’s performance, leaves readers of financial statements better informed as to the current period and corresponding prior year’s period’s operating earnings, thus enabling them to better perform trend analysis, evaluate the Corporation’s financial performance and judge its future outlook. The exclusion of these items does not imply that they are non-recurring.

OUTLOOK

Against a challenging backdrop marked by intense competition, same-store sales continued to increase in the second quarter, while our results were impacted by the shift of the Christmas week to the first quarter. We are confident in our ability to deliver long-term growth although changes in employment laws will put pressure on our operating costs.

Finally, we are pleased to announce that we received the authorization of the Competition Bureau and expect(3) to close the acquisition of the Jean Coutu Group on May 11, thereby opening an exciting new chapter in the history of METRO.

Montréal, April 24, 2018

(1) See table on “Net earnings adjustments” and section on “Non-IFRS Measurements”

(2) See table on “Operating income before depreciation and amortization and associate’s earnings adjustments” and section on “Non-IFRS Measurements”

(3) See section on “Forward-looking Information”

Interim Condensed Consolidated Financial Statements

METRO INC.

March 17, 2018

Condensed consolidated statements of income

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars, except for net earnings per share)

	12 weeks Fiscal Year		24 weeks Fiscal Year
	2018	2017	2018	2017

Sales	2,899.0	2,902.4	6,010.8	5,873.7
Cost of sales and operating expenses (note 4)	(2,692.5)	(2,690.4)	(5,575.1)	(5,444.9)
Distribution network modernization project expenses (note 4)	—	—	(11.4)	—
Operating income before depreciation and amortization and associate’s earnings	206.5	212.0	424.3	428.8
Depreciation and amortization (note 4)	(47.2)	(44.7)	(94.1)	(87.9)
Financial costs, net (note 4)	(14.2)	(15.5)	(26.5)	(30.1)
Share of an associate’s earnings (notes 3 and 4)	—	21.4	30.8	45.3
Gain on disposal of the majority of the investment in an associate (notes 3 and 4)	—	—	1,107.4	—
Gain on revaluation of an investment at fair value (notes 3 and 4)	—	—	225.6	—
Earnings before income taxes	145.1	173.2	1,667.5	356.1
Income taxes (note 5)	(38.2)	(40.8)	(261.5)	(85.6)
Net earnings	106.9	132.4	1,406.0	270.5

Attributable to:
Equity holders of the parent	106.4	129.1	1,404.3	263.7
Non-controlling interests	0.5	3.3	1.7	6.8
	106.9	132.4	1,406.0	270.5

Net earnings per share (Dollars) (note 6)
Basic	0.47	0.56	6.18	1.14
Fully diluted	0.47	0.56	6.14	1.14

See accompanying notes

Condensed consolidated statements of comprehensive income

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars)

	12 weeks Fiscal Year		24 weeks Fiscal Year
	2018	2017	2018	2017

Net earnings	106.9	132.4	1,406.0	270.5
Other comprehensive income
Items that will not be reclassified to net earnings
Changes in defined benefit plans
Actuarial gains	15.2	13.0	1.2	113.0
Asset ceiling effect	(0.2)	(0.2)	0.5	(7.9)
Minimum funding requirement	—	—	—	0.7
Share of an associate’s other comprehensive income (note 3)	—	1.5	—	1.1
Corresponding income taxes	(4.0)	(3.6)	(0.6)	(28.2)
	11.0	10.7	1.1	78.7
Items that will be reclassified later to net earnings
Fair value revaluation of investment (note 3)	(10.5)	—	22.6	—
Share of an associate’s other comprehensive income (note 3)	—	(0.2)	(3.9)	0.5
Corresponding income taxes	1.4	—	(2.6)	(0.1)
	(9.1)	(0.2)	16.1	0.4
	1.9	10.5	17.2	79.1
Comprehensive income	108.8	142.9	1,423.2	349.6

Attributable to:
Equity holders of the parent	108.3	139.6	1,421.5	342.8
Non-controlling interests	0.5	3.3	1.7	6.8
	108.8	142.9	1,423.2	349.6

See accompanying notes

Condensed consolidated statements of financial position

(Unaudited) (Millions of dollars)

	As at March 17, 2018	As at September 30, 2017
ASSETS
Current assets
Cash and cash equivalents (note 3)	1,652.7	148.9
Accounts receivable	316.7	313.7
Inventories	863.9	856.6
Prepaid expenses	29.5	19.0
Current taxes	11.7	18.1
	2,874.5	1,356.3
Non-current assets
Investment in an associate (note 3)	—	475.9
Fixed assets	1,761.7	1,761.5
Investment properties	14.1	15.0
Intangible assets	382.7	389.1
Goodwill	1,975.0	1,973.8
Deferred taxes	1.6	1.9
Defined benefit assets	43.1	39.3
Security deposits (note 7)	1,198.5	—
Investment at fair value (note 3)	324.0	—
Other assets	37.3	37.9
	8,612.5	6,050.7
LIABILITIES AND EQUITY
Current liabilities
Bank loans	0.2	1.1
Accounts payable	926.0	1,036.1
Current taxes (note 3)	214.9	8.8
Provisions	1.6	2.7
Current portion of debt	10.3	12.9
Non-controlling interests (note 9)	—	224.3
	1,153.0	1,285.9
Non-current liabilities
Debt (note 7)	2,792.0	1,441.6
Defined benefit liabilities	97.0	92.7
Provisions (note 4)	13.5	2.0
Deferred taxes	238.8	255.7
Other liabilities	13.0	12.3
Non-controlling interests (note 9)	34.6	36.6
	4,341.9	3,126.8
Equity
Attributable to equity holders of the parent	4,257.5	2,911.1
Attributable to non-controlling interests	13.1	12.8
	4,270.6	2,923.9
	8,612.5	6,050.7

See accompanying notes

Condensed consolidated statements of changes in equity

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars)

	Attributable to the equity holders of the parent
	Capital stock (note 8)	Treasury shares (note 8)	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Non- controlling interests	Total equity
Balance as at September 30, 2017	565.8	(21.9)	19.8	2,343.9	3.5	2,911.1	12.8	2,923.9

Net earnings	—	—	—	1,404.3	—	1,404.3	1.7	1,406.0

Other comprehensive income	—	—	—	1.1	16.1	17.2	—	17.2
Comprehensive income	—	—	—	1,405.4	16.1	1,421.5	1.7	1,423.2
Stock options exercised	5.7	—	(0.9)	—	—	4.8	—	4.8

Acquisition of treasury shares	—	(10.2)	—	—	—	(10.2)	—	(10.2)

Share-based compensation cost	—	—	5.0	—	—	5.0	—	5.0

Performance share units settlement	—	7.2	(7.0)	(0.2)	—	—	—	—

Dividends	—	—	—	(77.8)	—	(77.8)	(3.7)	(81.5)

Change in fair value of non-controlling interests liability (note 9)	—	—	—	3.1	—	3.1	2.0	5.1

Sale of shares in joint ventures	—	—	—	—	—	—	0.3	0.3
	5.7	(3.0)	(2.9)	(74.9)	—	(75.1)	(1.4)	(76.5)
Balance as at March 17, 2018	571.5	(24.9)	16.9	3,674.4	19.6	4,257.5	13.1	4,270.6

See accompanying notes

Condensed consolidated statements of changes in equity

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars)

	Attributable to the equity holders of the parent
	Capital stock	Treasury shares	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Non- controlling interests	Total equity
Balance as at September 24, 2016	571.0	(20.5)	19.3	2,106.1	4.7	2,680.6	12.6	2,693.2

Net earnings	—	—	—	263.7	—	263.7	6.8	270.5

Other comprehensive income	—	—	—	78.7	0.4	79.1	—	79.1
Comprehensive income	—	—	—	342.4	0.4	342.8	6.8	349.6
Stock options exercised	7.0	—	(1.3)	—	—	5.7	—	5.7

Shares redeemed	(16.7)	—	—	—	—	(16.7)	—	(16.7)

Share redemption premium	—	—	—	(261.6)	—	(261.6)	—	(261.6)

Share-based compensation cost	—	—	4.0	—	—	4.0	—	4.0

Performance share units settlement	—	5.3	(5.2)	(0.1)	—	—	—	—

Dividends	—	—	—	(69.6)	—	(69.6)	(1.2)	(70.8)

Share of an associate’s equity	—	—	—	(0.1)	—	(0.1)	—	(0.1)

Change in fair value of non-controlling interests liability	—	—	—	—	—	—	(5.4)	(5.4)

Sale of shares in joint ventures	—	—	—	—	—	—	0.2	0.2
	(9.7)	5.3	(2.5)	(331.4)	—	(338.3)	(6.4)	(344.7)
Balance as at March 11, 2017	561.3	(15.2)	16.8	2,117.1	5.1	2,685.1	13.0	2,698.1

See accompanying notes

Condensed consolidated statements of cash flows

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars)

	12 weeks		24 weeks
	Fiscal Year		Fiscal Year
	2018	2017	2018	2017
Operating activities
Earnings before income taxes	145.1	173.2	1,667.5	356.1
Non-cash items
Gain on disposal of the majority of the investment in an associate (note 3)	—	—	(1,107.4)	—
Gain on revaluation of an investment at fair value (note 3)	—	—	(225.6)	—
Share of an associate’s earnings (note 3)	—	(21.4)	(30.8)	(45.3)
Depreciation and amortization	47.2	44.7	94.1	87.9
Loss (gain) on disposal and write-offs of fixed and intangible assets and investment properties	—	(0.1)	(10.9)	0.4
Impairment losses on fixed assets	—	0.4	5.8	0.4
Impairment loss reversals on fixed and intangible assets	—	(0.8)	—	(3.7)
Share-based compensation cost	2.3	2.1	5.0	4.0
Difference between amounts paid for employee benefits and current period cost	1.1	0.1	0.8	(1.7)
Distribution network modernization project expenses (note 4)	—	—	11.4	—
Financial costs, net	14.2	15.5	26.5	30.1
	209.9	213.7	436.4	428.2
Net change in non-cash working capital items	(8.7)	15.9	(119.8)	(69.1)
Interest paid	(3.9)	(3.5)	(33.1)	(30.4)
Income taxes paid	(25.0)	(36.8)	(68.8)	(83.9)
	172.3	189.3	214.7	244.8
Investing activities
Security deposits (note 7)	1.5	—	(1,198.5)	—
Sale of shares in joint ventures	0.1	—	0.1	0.1
Net proceeds on disposal of the majority of the investment in an associate (note 3)	—	—	1,534.0	—
Buyout of minority interests (note 9)	—	—	(221.2)	—
Net change in other assets	0.4	(0.1)	0.3	(0.4)
Dividends from an associate	—	2.9	—	5.8
Additions to fixed assets and investment properties	(44.1)	(58.5)	(95.3)	(125.9)
Disposal of fixed assets and investment properties	—	—	26.1	—
Additions to intangible assets	(4.5)	(4.2)	(8.0)	(20.4)
	(46.6)	(59.9)	37.5	(140.8)
Financing activities
Net change in bank loans	(1.0)	(0.6)	(0.9)	(1.0)
Shares issued	4.8	4.9	4.8	5.7
Shares redeemed	—	(135.4)	—	(278.3)
Acquisition of treasury shares (note 8)	(10.2)	—	(10.2)	—
Increase in debt	0.2	550.6	1,411.5	736.5
Repayment of debt	(69.2)	(464.9)	(76.5)	(469.5)
Net change in other liabilities	(0.3)	1.1	0.7	(0.7)
Dividends	(40.9)	(37.1)	(77.8)	(69.6)
	(116.6)	(81.4)	1,251.6	(76.9)
Net change in cash and cash equivalents	9.1	48.0	1,503.8	27.1
Cash and cash equivalents — beginning of period	1,643.6	6.6	148.9	27.5
Cash and cash equivalents — end of period	1,652.7	54.6	1,652.7	54.6

See accompanying notes

Notes to interim condensed consolidated financial statements

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars, unless otherwise indicated)

1.	STATEMENT PRESENTATION

METRO INC. (the Corporation) is a company incorporated under the laws of Québec. The Corporation is one of Canada’s leading food retailers and distributors and operates a network of supermarkets, discount stores and drugstores. Its head office is located at 11011 Maurice-Duplessis Blvd., Montréal, Québec, Canada, H1C 1V6. Its various components constitute a single operating segment.

The unaudited interim condensed consolidated financial statements for the 12 and 24-week periods ended March 17, 2018 have been prepared by management in accordance with IAS 34 “Interim Financial Reporting” and using the same accounting policies and methods of computation as those used in preparing the audited annual consolidated financial statements for the year ended September 30, 2017. They should be read in conjunction with the audited annual consolidated financial statements and accompanying notes which were presented in the Corporation’s 2017 Annual Report.

2.	AGREEMENT FOR A BUSINESS ACQUISITION AND SUBSEQUENT EVENT

On October 2, 2017, the Corporation and The Jean Coutu Group (PJC) Inc. (“PJC”) announced that they had entered into a definitive combination agreement pursuant to which the Corporation will acquire all of the outstanding PJC Class A subordinate voting shares and all of the outstanding PJC Class B shares (collectively, the “PJC Shares”) for $24.50 per PJC Share (the “Purchase Price”), representing a total consideration of approximately $4,500.0, based on METRO’s closing common share price on that date, subject to the completion of customary closing conditions, including regulatory and PJC shareholder approvals (the “Acquisition”). Under the terms of the Acquisition, The Jean Coutu Group shareholders (“PJC Shareholders”) will receive an aggregate consideration which will consist of 75% of the purchase price in cash and 28 million common shares of the Corporation representing approximately 25% of the total consideration. The PJC shareholders approved the acquisition on November 29, 2017 and subsequently, the Competition Bureau granted its authorization on April 23, 2018 to proceed with the acquisition of the Jean Coutu Group.

To finance the cash element of the Purchase Price, at the time of the announcement, the Corporation secured access to committed bank facilities fully underwritten by Bank of Montréal, Canadian Imperial Bank of Commerce and National Bank of Canada. The committed facilities consisted of a $500.0 term loan facility (itself consisting of a 3-year $100.0 tranche A, a 4-year $150.0 tranche B and a 5-year $250.0 tranche C), a 1-month $250.0 bridge term facility, an asset sale term facility of $1,500.0 and a 1-year $1,200.0 term facility.

The Corporation completed the sale of the majority of its holding in Alimentation Couche-Tard Inc. on October 13, 2017 and October 17, 2017 (see note 3). As a result of such sale, the Corporation has terminated the $1,500.0 asset sale term facility and plans to use the proceeds of such sale to finance in part the Acquisition.

On December 4, 2017 the Corporation issued a private placement of $300.0 aggregate principal amount of Series F unsecured senior notes, bearing interest at a fixed nominal rate of 2.68% and maturing in 2022; $450.0 aggregate principal amount of Series G unsecured senior notes, bearing interest at a fixed nominal rate of 3.39% and maturing in 2027; and $450.0 aggregate principal amount of Series H unsecured senior notes, bearing interest at a fixed nominal rate of 4.27% and maturing in 2047 (see note 7). As a result of such issuance, the Corporation terminated the $1,200.0 term facility and plans to use the proceeds of such issuance to finance in part the Acquisition.

The Corporation revised the terms of the $500.0 term loan facility, which now consists of a 1-year $100.0 tranche A, a 2-year $200.0 tranche B and a 3-year $200.0 tranche C.

Since the beginning of the year, $3.6 in expenses related to the proposed PJC acquisition were recorded in operating expenses.

Notes to interim condensed consolidated financial statements

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars, unless otherwise indicated)

3.	DISPOSAL OF THE MAJORITY OF THE INVESTMENT IN AN ASSOCIATE

The Corporation completed the sale of the majority of its holding in Alimentation Couche-Tard Inc. (“ACT”) on October 13, 2017 and October 17, 2017 for a total cash consideration of $1,550.0 and proceeds net of the related fees and commissions amounting to $1,534.0 and plans to use the proceed of such sale to finance in part the Acquisition of PJC (see note 2). As a result, the proceeds of disposal were used to acquire short-term investments, reported in cash and cash equivalents, which generated $6.0 in interest income during the quarter and $10.7 since the disposal, included in financial costs. Subsequent to this disposal, the Corporation held an interest of less than 1% in ACT.

Consequently, a gain before income taxes of $1,107.4 ($958.9 after income taxes) on disposal of the majority of the investment in an associate was recorded during the first quarter. The disposal triggered the loss of significant influence of the Corporation over ACT. The residual investment is now considered an available-for-sale financial asset which is classified as an investment at fair value. The investment was re-evaluated at fair value on October 13, 2017, and the corporation recorded a gain on revaluation of $225.6 in net earnings. All subsequent fair value revaluation of this investment is recorded in accumulated other comprehensive income. Also, accumulated other comprehensive income of ACT included in the Corporation equity totaling $4.2 were reclassified to net earnings in line item gain on revaluation of an investment at fair value.

Notes to interim condensed consolidated financial statements

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars, unless otherwise indicated)

4.	ADDITIONAL INFORMATION ON THE NATURE OF EARNINGS COMPONENTS

	12 weeks				24 weeks
	Fiscal Year				Fiscal Year
	2018	%	2017	%	2018	%	2017	%
Sales	2,899.0		2,902.4		6,010.8		5,873.7

Cost of sales	(2,314.1)		(2,318.7)		(4,818.5)		(4,705.7)
Gross margins	584.9	20.2	583.7	20.1	1,192.3	19.8	1,168.0	19.9

Operating expenses

Wages and fringe benefits	(166.1)		(162.6)		(331.4)		(321.6)

Employee benefits expense	(17.8)		(18.8)		(36.3)		(37.4)

Rents and occupancy charges	(100.1)		(99.7)		(200.1)		(198.2)

Distribution network modernization project expenses	—		—		(11.4)		—

Others	(94.4)		(90.6)		(188.8)		(182.0)
	(378.4)	13.1	(371.7)	12.8	(768.0)	12.8	(739.2)	12.6
Operating income before depreciation and amortization and associate’s earnings	206.5	7.1	212.0	7.3	424.3	7.1	428.8	7.3
Depreciation and amortization

Fixed assets	(39.8)		(37.7)		(79.6)		(74.0)

Intangible assets	(7.4)		(7.0)		(14.5)		(13.9)
	(47.2)		(44.7)		(94.1)		(87.9)
Financial costs, net

Current interest (note 9)	(0.7)		(1.3)		(2.8)		(2.7)

Non-current interest (note 7)	(24.4)		(13.4)		(40.0)		(25.8)

Interest on defined benefit obligations net of plan assets	(0.8)		(0.9)		(1.4)		(2.0)

Amortization of deferred financing costs	(0.5)		(0.2)		(0.8)		(0.4)

Interest income (notes 3 and 7)	12.3		0.4		18.7		1.0

Passage of time	(0.1)		(0.1)		(0.2)		(0.2)
	(14.2)		(15.5)		(26.5)		(30.1)
Share of an associate’s earnings (note 3)	—		21.4		30.8		45.3
Gain on disposal of the majority of the investment in an associate (note 3)	—		—		1,107.4		—
Gain on revaluation of an investment at fair value (note 3)	—		—		225.6		—
Earnings before income taxes	145.1		173.2		1,667.5		356.1

The Corporation also announced in October 2017, a projected $400.0 investment over six years in its Ontario distribution network. The Corporation will modernize its Toronto operations between 2018 and 2023, building a new fresh distribution centre and a new frozen distribution centre. During the first quarter of the year, the Corporation recorded a $11.4 provision related to termination and retirement benefits in connection with the modernization of our Ontario distribution network. In addition, the Corporation entered into an equipment purchase contract for its frozen distribution centre with a total commitment of $54.3 over the next three years.

Notes to interim condensed consolidated financial statements

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars, unless otherwise indicated)

5.	INCOME TAXES

The effective income tax rates were as follows:

	12 weeks Fiscal Year		24 weeks Fiscal Year
(Percentage)	2018	2017	2018	2017

Combined statutory income tax rate	26.7	26.8	26.7	26.8

Changes

Gain on disposal of the majority of the investment in an associate (note 3)	—	—	(8.8)	—

Gain on revaluation of an investment at fair value (note 3)	—	—	(1.8)	—

Share of an associate’s earnings (note 3)	—	(1.9)	(0.3)	(1.9)

Others	(0.4)	(1.3)	(0.1)	(0.9)
	26.3	23.6	15.7	24.0

6.	NET EARNINGS PER SHARE

Basic net earnings per share and fully diluted net earnings per share were calculated using the following number of shares:

	12 weeks Fiscal Year		24 weeks Fiscal Year
(Millions)	2018	2017	2018	2017

Weighted average number of shares outstanding – Basic	227.3	228.9	227.3	230.4

Dilutive effect under:

Stock option plan	1.0	1.3	1.0	1.3

Performance share unit plan	0.5	0.5	0.5	0.6
Weighted average number of shares outstanding – Fully diluted	228.8	230.7	228.8	232.3

7.	DEBT

On December 4, 2017 the Corporation issued a private placement of $300.0 aggregate principal amount of Series F unsecured senior notes, bearing interest at a fixed nominal rate of 2.68% and maturing on December 5, 2022; $450.0 aggregate principal amount of Series G unsecured senior notes, bearing interest at a fixed nominal rate of 3.39% and maturing on December 6, 2027; and $450.0 aggregate principal amount of Series H unsecured senior notes, bearing interest at a fixed nominal rate of 4.27% and maturing on December 4, 2047. The proceeds of these issues were placed in escrow and will be released once the conditions for completion of the business combination agreement for the PJC acquisition have been satisfied (see note 2) and are reported in security deposits. These security deposits generated $3.7 in interest income during the quarter and $4.3 since their issuance, which were also placed in escrow and is included in financial costs. An interest expense totaling $12.0 on these new notes were also recorded since their issuance in the non-current interest of the financial costs and $9.8 during the quarter.

As at March 17, 2018, the Corporation also draw down an amount of $155.7 (nil as at September 30, 2017) from the revolving credit facility with an authorized maximum of $600.0.

The Corporation also has access to a $500.0 term credit facility, contingent on and available at the closing of the PJC acquisition (see note 2), consisting of a 1-year $100.0 tranche A, a 2-year $200.0 tranche B and a 3-year $200.0 tranche C and a 1-month $250.0 bridge term facility.

Notes to interim condensed consolidated financial statements

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars, unless otherwise indicated)

8.	CAPITAL STOCK

COMMON SHARES ISSUED

The Common Shares issued were summarized as follows:

	Number
	(Thousands)
Balance as at September 24, 2016	234,511	571.0
Shares redeemed for cash, excluding premium of $284.5	(7,433)	(18.1)
Stock options exercised	641	12.9
Balance as at September 30, 2017	227,719	565.8
Stock options exercised	298	5.7
Balance as at March 17, 2018	228,017	571.5

TREASURY SHARES

The treasury shares were summarized as follows:

	Number
	(Thousands)
Balance as at September 24, 2016	665	(20.5)
Acquisition	170	(6.9)
Release	(256)	5.5
Balance as at September 30, 2017	579	(21.9)
Acquisition	250	(10.2)
Release	(226)	7.2
Balance as at March 17, 2018	603	(24.9)

The treasury shares are held in trust for the performance share unit plan (PSU). They are released into circulation when the PSUs settle.

Excluding the treasury shares from the Common Shares issued, the Corporation had 227,414,000 outstanding Common Shares issued as at March 17, 2018 (227,140,000 as at September 30, 2017).

STOCK OPTION PLAN

The outstanding options were summarized as follows:

	Number	Weighted average exercise price
	(Thousands)	(Dollars)
Balance as at September 24, 2016	3,483	23.67
Granted	394	40.23
Exercised	(641)	16.76
Cancelled	(56)	33.31
Balance as at September 30, 2017	3,180	26.94
Granted	390	41.16
Exercised	(298)	15.94
Balance as at March 17, 2018	3,272	29.64

Notes to interim condensed consolidated financial statements

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars, unless otherwise indicated)

The exercise prices of the outstanding options ranged from $15.09 to $44.73 as at March 17, 2018 with expiration dates up to 2025. 1,070,540 of those options could be exercised at a weighted average exercise price of $22.78.

The compensation expense for these options amounted to $0.5 and $0.9 respectively for the 12 and 24-week periods ended March 17, 2018 ($0.5 and $0.9 in 2017).

PERFORMANCE SHARE UNIT PLAN

The number of PSUs outstanding was as follows:

Number (Thousands)
Balance as at September 24, 2016	664
Granted	186
Settled	(257)
Cancelled	(46)
Balance as at September 30, 2017	547
Granted	230
Settled	(193)
Balance as at March 17, 2018	584

The compensation expense for the PSU plan amounted to $1.8 and $4.1 respectively for the 12 and 24-week periods ended March 17, 2018 ($1.6 and $3.1 in 2017).

Notes to interim condensed consolidated financial statements

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars, unless otherwise indicated)

9.	FINANCIAL INSTRUMENTS

The non-current financial instruments’ book and fair values were as follows:

	As at March 17, 2018		As at September 30, 2017
	Book value	Fair value	Book value	Fair value

Security deposits (note 7)
Financial assets designated as fair value through net earnings	1,198.5	1,198.5	—	—

Investment at fair value (note 3)
Available for sale financial asset	324.0	324.0	—	—

Other assets
Loans and receivables
Loans to certain customers	38.6	38.6	40.3	40.3

Non-controlling interests
Financial liability held for trading	34.6	34.6	36.6	36.6

Debt (note 7)
Other financial liabilities
Revolving Credit Facility	155.7	155.7	—	—
Series E Notes	400.0	402.1	400.0	400.9
Series C Notes	300.0	304.5	300.0	308.1
Series F Notes	300.0	297.3	—	—
Series G Notes	450.0	441.1	—	—
Series B Notes	400.0	485.5	400.0	477.8
Series D Notes	300.0	332.5	300.0	322.4
Series H Notes	450.0	445.2	—	—
Loans	34.5	34.5	35.6	35.6
	2,790.2	2,898.4	1,435.6	1,544.8

The fair value of security deposits, loans to certain customers, revolving credit facility and loans payable is equivalent to their carrying value since their interest rates are comparable to market rates. The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs.

The investment’s fair value was measured using the closing quoted bid price of the shares of ACT which are listed on the TSX. The Corporation categorized the fair value measurement in Level 1, as it is derived from quoted prices in active markets.

The fair value of notes represents the obligations that the Corporation would have to meet in the event of the negotiation of similar notes under current market conditions. The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs.

Notes to interim condensed consolidated financial statements

Periods ended March 17, 2018 and March 11, 2017

(Unaudited) (Millions of dollars, unless otherwise indicated)

The fair value of the non-controlling interest-related non-current liability is equivalent to the estimated price to be paid, which is based mainly on the discounted value of the projected future earnings of Première Moisson and MissFresh, as of the date the options will become exercisable. The Corporation categorized the fair value measurement in Level 3, as it is derived from data that is not observable. The projected future earnings of these entities are measured again at each period using a strategic development plan with a weighted annual growth rate of 7.4% as at March 17, 2018 (7.1% as at March 11, 2017). A 1% increase in these earnings would not result in a significant increase in the fair value of the non-controlling interest-related liability.

The changes of the non-controlling interest-related liability were as follows:

Total
Balance as at September 24, 2016	244.8
Issuance through business combinations	3.2
Change in fair value	12.9
Balance as at September 30, 2017	260.9
Buyout of minority interests	(221.2)
Change in fair value	(5.1)
Balance as at March 17, 2018	34.6

Current portion	—
Non-current portion	34.6
Balance as at March 17, 2018	34.6

In accordance with the shareholder agreement, the Corporation acquired the minority interests in Adonis and Phoenicia during the first quarter of the year for a cash consideration of $221.2. Additionally, financial costs of $1.8, calculated on the balance payable as at September 30, 2017 until payment in December 2017, were recognized in net earnings and reported in the current interest of the financial costs.

10.	APPROVAL OF FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the 12 and 24-week periods ended March 17, 2018 (including comparative figures) were approved for issue by the Board of Directors on April 23, 2018.

INFORMATION

METRO INC.’s Investor Relations Department

Telephone: (514) 643-1000

METRO INC.’s corporate information and press releases

are available on the Internet at the following address: www.metro.ca